EXHIBIT 22

Subsidiary Guarantor and Issuer of Guaranteed Securities

Each of The Boeing Company (the “Registrant”) and Spirit AeroSystems Holdings, Inc, a Delaware corporation and a wholly-owned subsidiary of the Registrant, is the unconditional guarantor of the senior registered notes listed below issued by Spirit AeroSystems, Inc., a Delaware corporation and a wholly-owned subsidiary of the Registrant.

Spirit AeroSystems, Inc.
3.850% Senior Notes due 2026
4.600% Senior Notes due 2028